Exhibit 99.1

VIA optronics AG Announces 2021 Annual General Meeting Results

Nuremberg, Germany: December 29, 2021 – VIA optronics AG (NYSE: VIAO) (“VIA” or the “Company”), a leading supplier of interactive display systems and solutions, today announced the results of its annual general meeting (“AGM”) held virtually on December 29, 2021. As of the date of the AGM, the Company had six shareholders of record holding non-par value registered shares.

At the AGM, VIA’s statutory financial statements for the 2020 financial year ended December 31, 2020, that were audited and approved by the supervisory board were presented to the shareholders. The Company confirmed that for financial year 2020, the following subsidiaries of the Company paid corporate tax:

o	VIA optronics GmbH, Germany
o	VIA optronics LLC, USA
o	VIA optronics (Suzhou) Co., Ltd., China
o	VTS-Touchsensor Co., Ltd., Japan
o	VIA optronics (Taiwan) Ltd., Taiwan

Of these, VIA optronics (Suzhou) Co., Ltd., China; VTS-Touchsensor Co., Ltd., Japan; and VIA optronics (Taiwan) Ltd., Taiwan generated profit for financial year 2020.

In addition, the following items were approved by the shareholders:

●	Granting discharge to the members of the Company’s management board (the “Management Board”) and the members of the Company’s supervisory board (the “Supervisory Board”) in office in the 2020 financial year for their service in the 2020 financial year.
●	Appointing PricewaterhouseCoopers GmbH as auditor of the International Financial Reporting Standards (“IFRS”) consolidated financial statements and the consolidated financial statements in accordance with the German Commercial Code for the financial year ended December 31, 2021.
●	Appointing two new members to the Supervisory Board, Mr. Shuji Aruga and Mr. Arthur R. Tan, following the resignation of Mr. Diosdado Banatao and Mr. Jerome Tan from the Supervisory Board as of the date of the AGM.

The presentation given at the AGM and the voting results of the AGM are available at https://investors.via-optronics.com/investors/annual-general-meeting

About VIA:

VIA is a leading provider of interactive display solutions for multiple end markets in which superior functionality or durability is a critical differentiating factor. Its customizable technology is well-suited for high-end markets with unique specifications and demanding environments that pose technical and optical challenges for displays, such as bright ambient light, vibration and shock, extreme temperatures, and condensation. VIA’s interactive display systems combine system design, interactive displays, software functionality, cameras, and other hardware components. VIA’s intellectual property portfolio, process know-how, optical bonding, metal mesh touch sensor and camera module technologies provide enhanced display solutions built to meet the specific needs of its customers.

Further information on the Company can be found in its Annual Report on Form 20-F for the year ended December 31, 2020 (the “Annual Report”), which the Company has filed with the U.S. Securities and Exchange Commission. You can access a PDF version of the Annual Report at VIA’s Investor Relations website, https://investors.via-optronics.com/investors/financial-and-filings/annual-reports/default.aspx. A hard copy of the audited consolidated financial statements can also be requested free of charge by contacting the investor relations team via the information provided below.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements.” These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words, without limitation, “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these or similar identifying words. Forward-looking statements are based largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements involve known and unknown risks, uncertainties, changes in circumstances that are difficult to predict and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statement, including, without limitation, the risks described under Item 3. “Key Information—D. Risk Factors,” in our Annual Report on Form 20-F as filed with the US Securities and Exchange Commission. Moreover, new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. Any forward-looking statements contained in this press release are based on the current expectations of VIA’s management team and speak only as of the date hereof, and VIA specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Investor Relations for VIA optronics

The Blueshirt Group
Monica Gould
Monica@blueshirtgroup.com
+1-212-871-3927

Lindsay Savarese
Lindsay@blueshirtgroup.com
+1-212-331-8417

Media Contact:

Alexandra Müller-Plötz
AMueller-Ploetz@via-optronics.com
+49-911-597 575-302